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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

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Commission File Number: 001-35355

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MANNING & NAPIER, INC.

(Exact name of registrant as specified in its charter)

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290 Woodcliff Drive
Fairport, New York 14450
(585) 325-6880
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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Class A Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

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None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Manning & Napier, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 31, 2022

MANNING & NAPIER, INC.

By: _Sarah Turner_ _____

Name: Sarah C. Turner
Title: Corporate Secretary

4880-5857-4908